June 1, 2009

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 3720
Washington, DC  20549

Re:       ParkerVision, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
File No.  000-22904

Dear Mr. Spirgel:

ParkerVision, Inc. (the “Company”) hereby responds as follows to the Staff’s comment letter of May 14, 2009, relating to the above-captioned Form 10-K.  For the Staff’s convenience, the comments in the Staff’s letter are reproduced below in italics, with the Company’s responses set forth in plain text immediately after each comment.

Form 10-K for the Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.	Comment:

We note your disclosure that you have three current customer agreements, two of which are licensing agreements, one with ITT and one with an unidentified licensee.  Revise your disclosure to include the identity of the counterparty for the licensing agreement that you refer to as “Confidential Licensee.”

7915 Baymeadows Way, Suite 400 •  Jacksonville, FL 32256 •  Ph 904 737 1367 •  Fax 904 732 6109

Response:

The Company does not believe that the name of the Confidential Licensee, as distinguished from the Company’s relationship with the Confidential Licensee, is material to an understanding of the Company’s business.  The Company has fully disclosed the nature of the relationship and the material features of the licensing agreement.  The agreement calls for the Confidential Licensee to implement the Company’s technology in its own products for subsequent sale to others.  Not until the Confidential Licensee’s product has been successfully developed and tested for high volume production will the Company receive any license fees under the agreement.  To date, the Company and the Confidential Licensee are in the process of completing such development and testing.

We note that Item 101(c)(vii) of Regulation S-K requires disclosure of a customer by name only if sales to the customer equal ten percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.  As the Company has recognized no revenue to date from the agreement and the Company believes the loss of the Confidential Licensee would not have a material adverse effect on its financial condition, the Company is not required under such regulation to disclose  the Confidential Licensee’s name pursuant to this Item.

Furthermore, confidentiality of the Confidential Licensee’s name was a condition to the Confidential Licensee entering into the agreement with the Company due to strategic and competitive concerns.  The Company believes that if it is required to reveal the name of the Confidential Licensee at this time, the ongoing business relationship between the two companies would be permanently damaged.

Item 8.  Consolidated Financial Statements and Supplementary Data

2.	Comment:

Please tell us how you evaluated whether you were a development stage enterprise pursuant to SFAS 7.  In this regard, we note your minimal revenues in 2007 and no revenues in 2008.

Response:

The Company advises the Staff that it has considered the guidance provided by SFAS 7 and believes the Company does not qualify as a development stage enterprise.  Paragraph 8 of SFAS 7 defines a development stage enterprise as a company that devotes substantially all of its efforts to establishing a new business and either (i) planned principal operations have not commenced or (ii) planned principal operations have commenced but there has been no significant revenue therefrom.   Note 1 to the Company’s consolidated financial statements for the year ended December 31, 2008 defines our business as the “design, development and sale of our proprietary radio-frequency technologies and products for incorporation into wireless communications products.”  We have three current customers for our technology/products.  These customers have lengthy (12-24 month) design cycles for the incorporation of our technology into their products.   We do not believe ParkerVision’s efforts are devoted substantially to establishing a new business as described in SFAS 7, but rather, our efforts are devoted substantially to supporting our customers during their lengthy design/integration process.  We anticipate revenues from these contracts will begin in 2009.

We further reviewed the specific activities that represent a development stage enterprise as delineated in paragraph 9 of SFAS 7 which states,  “A development stage enterprise will typically be devoting most of its efforts to activities such as financial planning; raising capital; exploring for natural resources; developing natural resources; research and development (as defined in paragraph 8 of FASB #2), establishing sources of supply; acquiring property, plant, equipment, or other operating assets, such as mineral rights; recruiting and training personnel; developing markets; and starting up production.”  Although ParkerVision does raise capital from time to time to support its operations, this represents a fairly insignificant portion of the company’s efforts on an annual basis.  In addition, the Company has had an insignificant amount of personnel recruitment and/or training activities in the past three years and its annual capital expenditures are insignificant as well.  In addition, the Company is not, and does not intend to be, a semiconductor manufacturer.  Therefore, the Company has no production start up activities outside of coordination of production through existing foundry relationships and/or as it relates to support of customers who are producing semiconductors based on the Company’s intellectual property and reference designs.  The Company does incur substantial research and development expense on an ongoing basis and therefore those activities, as defined by SFAS 2, paragraph 8 were further scrutinized in the Company’s evaluation of SFAS 7.

Paragraph 8 of FASB 2, defines the types of activities that would typically be included in research and development to include, “laboratory research aimed at discovery of new knowledge,” “conceptual formulation and design of possible products,” “design, construction and testing of pre-production prototypes and models,” and “engineering activity required to advance the design of a product to the point that it meets specific functional and economic requirements and is ready for manufacture.”

Paragraph 8 of FASB 2 further identifies the types of activities that would typically be excluded from research and development including, “Routine, on-going efforts to refine, enrich, or otherwise improve upon the qualities of an existing product,” “adaptation of an existing capability to a particular requirement or customer's need as part of a continuing commercial activity,” and “legal work in connection with patent applications or litigation, and the sale or licensing of patents.”

In evaluating activities in which the Company is predominantly engaged, “adaptation of an existing capability to a particular requirement or customer’s need as part of a continuing commercial activity” is largely representative of the company’s efforts over the past 2 years and much of the Company’s expense that is classified as research and development is related thereto.  The core technology has been established for a number of years but has the capability of being adapted to a number of different wireless products.  The company’s principal “product” is this core intellectual property, and although there exists an on-going effort to refine this product, as evidenced by continued patent filings and continued development expenses, the laboratory research and discovery efforts related to its intellectual property was conducted over the course of several years as an effort related initially to improvement of the company’s video products (such products and related assets were sold to Thompson/Grass Valley in 2004 at which time the Company focused its efforts solely on its current business activities).

In summary, the Company’s core technology, and the business activities and personnel required to support the sale of that core technology, have been established for a number of years.  Our efforts, particularly during the years referenced in the Staff comments, are devoted largely to the support of existing customers in adapting our technologies to their products, a process that requires a lengthy (typically 12-24 month) customer design cycle to complete.  As a result, the Company believes it does not meet the qualifications as a development stage enterprise.

Consolidated Balance Sheets, page 27
Note 6 – Other Assets, page 38

3.	Comment:

Please provide a separate caption and line item for “patents and copyrights” in your consolidated balance sheets.  Refer to paragraph 42 of SFAS 142.

Response:

We have considered the Staff’s comment in concert with the provisions of SFAS 142, paragraph 42, which states, “At a minimum, all intangible assets shall be aggregated and presented as a separate line item in the statement of financial position.”   The Company’s intangible assets include not only patents and copyrights as cited in the Staff comment, but also licensing fees paid to others.   These intangible assets, in the aggregate, represent over 95% of the “Other Asset” caption on our consolidated balance sheets.  Cash surrender value of life insurance, deposits and other immaterial assets, representing less than 5% of total assets, and therefore not required to be separately presented in accordance with Rule 5-02 of Regulation S-X, have historically been included within this caption on the consolidated balance sheets.

We hereby request the Staff’s permission to modify our balance sheet presentation to separately state “Intangible assets, net” and “Other assets” on a prospective basis, beginning with our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2009.

Item 11.  Executive Compensation, page 54

Compensation of Outside Directors, page 68

4.	Comment:

Disclose all assumptions made in the valuation of awards in the stock awards and option awards columns of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis.  See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response:

We have considered the Staff’s comment and hereby request the Staff’s permission to disclose the assumptions made in the valuation of stock and option awards on a prospective basis, beginning with the Company’s Definitive Proxy Statement on Schedule 14A to be filed in July 2009.  We note that the executive compensation disclosure in the Company’s Definitive Proxy Statement will cover the same periods as and be otherwise identical to the executive compensation disclosure in the Form 10-K.  We will add the assumptions made in the valuation of stock and option awards to footnotes (1) and (2) of the directors’ compensation table.

Part IV

Item 15. Exhibits
Exhibits 31.1 and 31.2

5.	Comment:

We note that you have omitted language from paragraph 4(d) of the certifications required by Exchange Act Rule 13a-14(a).  Revise your certifications to include the exact language of paragraph 4(d) of Item 601(31)(i) of Regulation S-K.

Response:

We have considered the Staff’s comment and hereby request the Staff’s permission to amend the certifications required by Exchange Act Rule 13a-14(a) on a prospective basis, beginning with our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2009.  We will include the parenthetical language that was inadvertently omitted.

*     *     *     *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings:
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments regarding the information in this letter, kindly contact the undersigned at 904-737-1367. Thank you for your time and attention.

Sincerely,

/s/ Cindy Poehlman

Cindy Poehlman
Chief Financial Officer